FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number    000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

2

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC SIGNS FIRST CASINO CUSTOMER IN RUSSIA & CIS

Award-winning downloadable casino software to be offered in new market

October 2, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a leading software developer to the global Internet gaming market, has signed an exclusive licensing agreement with Kurastica, a spin off of a major international operating company with extensive experience in the gaming marketplace that does business in the Commonwealth of Independent States (CIS). Under the multi-year multi-million dollar deal, the company will begin offering CryptoLogic’s award-winning Internet casino software, through a number of channels, to players beginning in the first quarter of 2009.

“One of CryptoLogic’s goals is to expand into new markets, where we can bring players the best global gaming software — tailored to specific needs,” said Brian Hadfield, CryptoLogic’s President and CEO. “With a deep-rooted gaming culture, vast population and fast-growing Internet economy, the CIS is a very promising market. And with a seasoned local partner, CryptoLogic will bring players a truly exceptional entertainment experience.”

Kurastica’s parent company had established successful gaming businesses in Russia, the Ukraine, Kazakhstan, Armenia, Georgia, Belorussia and other countries. Their management and staff include experienced professionals from gaming clubs and casinos, as well as creative experts in the Internet casino space.

With more than 200 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today, earning rave reviews from industry peers and players alike. In February 2008, CryptoLogic earned Gambling Online Magazine’s Top Casino Software award for the third consecutive year. Based on the votes of players around the world, it is widely considered the industry’s top honour.

“This breakthrough into the CIS is another clear demonstration of our success in adapting CryptoLogic’s software for different customers, different players and different markets,” added Justin Thouin, CryptoLogic’s Vice President of Product Management and Business Development.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic( Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

3RD FLOOR, MARINE HOUSE, CLANWILLIAM COURT,

DUBLIN 2, IRELAND

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For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Karen Passmore, ext 228 kpassmore@argylecommunications.com
Daniel Tisch, ext 228 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.